Exhibit 99.1

PDD Announces Third Quarter 2022 Unaudited Financial Results

SHANGHAI, November 28, 2022 (GLOBE NEWSWIRE) – PDD (the “Company”) (NASDAQ: PDD), today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Highlights

●	Total revenues in the quarter were RMB35,504.3 million (US$[1]4,991.1 million), an increase of 65% from RMB21,505.8 million in the same quarter of 2021.

●	Operating profit in the quarter was RMB10,436.6 million (US$1,467.2 million), an increase of 388% from RMB2,139.3 million in the same quarter of 2021. Non-GAAP[2] operating profit in the quarter was RMB12,301.5 million (US$1,729.3 million), an increase of 277% from RMB3,260.7 million in the same quarter of 2021.

●	Net income attributable to ordinary shareholders in the quarter was RMB10,588.6 million (US$1,488.5 million), an increase of 546% from RMB1,640.0 million in the same quarter of 2021. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB12,447.2 million (US$1,749.8 million), an increase of 295% from RMB3,150.2 million in the same quarter of 2021.

“We continued to deepen our value creation in the third quarter,” said Mr. Lei Chen, Chairman and Chief Executive Officer of PDD. “We will increase our R&D investment to further enhance the supply chain efficiency and agricultural digital inclusion.”

“Investment in certain projects was affected in the third quarter,” said Ms. Jun Liu, VP of Finance of PDD. “We will continue to step up our investment in R&D and create long-term value through innovations.”

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB7.1135 to US$1.00, the noon buying rate in effect on September 30, 2022 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment. See “Reconciliation of Non- GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Third Quarter 2022 Unaudited Financial Results

Total revenues were RMB35,504.3 million (US$4,991.1 million), an increase of 65% from RMB21,505.8 million in the same quarter of 2021. The increase was primarily due to an increase in revenues from online marketing services and transaction services, offset by the decrease of revenues from merchandise sales.

●	Revenues from online marketing services and others were RMB28,425.6 million (US$3,996.0 million), an increase of 58% from RMB17,946.5 million in the same quarter of 2021.

●	Revenues from transaction services were RMB7,022.3 million (US$987.2 million), an increase of 102% from RMB3,477.1 million in the same quarter of 2021.

●	Revenues from merchandise sales were RMB56.4 million (US$7.9 million), a decrease of 31% from RMB82.1 million in the same quarter of 2021.

Total costs of revenues were RMB7,414.1 million (US$1,042.3 million), an increase of 13% from RMB6,558.6 million in the same quarter of 2021. The increase mainly came from increased fulfillment fees and payment processing fees.

Total operating expenses were RMB17,653.6 million (US$2,481.7 million), an increase of 38% from RMB12,807.8 million in the same quarter of 2021.

●	Sales and marketing expenses were RMB14,048.8 million (US$1,975.0 million), an increase of 40% from RMB10,050.6 million in the same quarter of 2021, mainly due to increased spending in promotion and advertising activities.

●	General and administrative expenses were RMB906.6 million (US$127.4 million), an increase of 171% from RMB334.8 million in the same quarter of 2021, primarily due to an increase in staff related costs.

●	Research and development expenses were RMB2,698.2 million (US$379.3 million), an increase of 11% from RMB2,422.4 million in the same quarter of 2021. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel.

Operating profit in the quarter was RMB10,436.6 million (US$1,467.2 million), an increase of 388% from RMB2,139.3 million in the same quarter of 2021. Non-GAAP operating profit in the quarter was RMB12,301.5 million (US$1,729.3 million), an increase of 277% from RMB3,260.7 million in the same quarter of 2021.

Net income attributable to ordinary shareholders in the quarter was RMB10,588.6 million (US$1,488.5 million), an increase of 546% from RMB1,640.0 million in the same quarter of 2021. Non-GAAP net income attributable to ordinary shareholders in the quarter was RMB12,447.2 million (US$1,749.8 million), an increase of 295% from RMB3,150.2 million in the same quarter of 2021.

Basic earnings per ADS was RMB8.38 (US$1.18) and diluted earnings per ADS was RMB7.34 (US$1.03), compared with basic earnings per ADS of RMB1.31 and diluted earnings per ADS of RMB1.15 in the same quarter of 2021. Non-GAAP diluted earnings per ADS was RMB8.62 (US$1.21), compared with RMB2.18 in the same quarter of 2021.

Net cash flow provided by operating activities was RMB11,651.8 million (US$1,638.0 million), compared with RMB8,736.6 million in the same quarter of 2021, mainly due to the increase in net income and the changes in working capitals.

Cash, cash equivalents and short-term investments were RMB137.8 billion (US$19.4 billion) as of September 30, 2022, compared with RMB92.9 billion as of December 31, 2021.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Monday, November 28, 2022 (8:30 PM Beijing/Hong Kong Time on Monday, November 28, 2022).

The conference call will be webcast live at https://investor.pddholdings.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating profit and non-GAAP net income attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain or loss on extinguishment, which are non-cash charges. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and third-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s and global e-commerce markets; changes in its revenues and certain cost or expense items; the expected growth of China’s and global e-commerce markets; PRC governmental policies and regulations relating to the Company’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About PDD

PDD is a multinational commerce group that owns and operates a portfolio of businesses. PDD aims to bring more businesses and people into the digital economy so that local communities and small businesses can benefit from the increased productivity and convenience through new opportunities.

For more information, please visit www.pddholdings.com.

For investor and media inquiries, please contact:

investor@pddholdings.com

media@pddholdings.com

PDD

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2021	September 30, 2022
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	6,426,715	25,601,547	3,599,009
Restricted cash	59,617,256	48,808,388	6,861,375
Receivables from online payment platforms	673,737	476,329	66,961
Short-term investments	86,516,618	112,207,949	15,773,944
Amounts due from related parties	4,250,155	4,680,281	657,943
Prepayments and other current assets	3,424,687	1,795,802	252,448
Total current assets	160,909,168	193,570,296	27,211,680

Non-current assets
Property, equipment and software, net	2,203,323	1,148,010	161,385
Intangible assets	701,220	297,856	41,872
Right-of-use assets	938,537	1,235,435	173,675
Deferred tax assets	31,504	27,707	3,895
Other non-current assets	16,425,966	12,828,680	1,803,427
Total non-current assets	20,300,550	15,537,688	2,184,254

Total Assets	181,209,718	209,107,984	29,395,934

PDD

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2021	September 30, 2022
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	1,963,007	2,600,563	365,581
Customer advances and deferred revenues	1,166,764	1,391,560	195,622
Payable to merchants	62,509,714	51,562,514	7,248,543
Accrued expenses and other liabilities	14,085,513	14,242,036	2,002,114
Merchant deposits	13,577,552	15,122,695	2,125,915
Lease liabilities	427,164	512,838	72,094
Total current liabilities	93,729,714	85,432,206	12,009,869

Non-current liabilities
Convertible bonds[3]	11,788,907	15,749,603	2,214,044
Lease liabilities	544,263	750,257	105,469
Deferred tax liabilities	31,291	46,047	6,473
Other non-current liabilities	996	-	-
Total non-current liabilities	12,365,457	16,545,907	2,325,986

Total Liabilities	106,095,171	101,978,113	14,335,855

Shareholders’ equity
Ordinary shares	161	162	23
Additional paid-in capital[3]	95,340,819	96,754,398	13,601,518
Accumulated other comprehensive (loss)/ income[3]	(2,519,900)	4,630,973	651,012
Accumulated (deficits)/ surplus[3]	(17,706,533)	5,744,338	807,526
Total Shareholders’ Equity	75,114,547	107,129,871	15,060,079

Total Liabilities and Shareholders’ Equity	181,209,718	209,107,984	29,395,934

3 The Company adopted ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”) on January 1, 2022, using the modified retrospective method with a cumulative-effect adjustment to the opening balance of convertible bonds, additional paid-in capital, accumulated other comprehensive income/ (loss) and accumulated surplus/ (deficits).

PDD

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	21,505,758	35,504,304	4,991,116	66,719,077	90,737,561	12,755,684
Costs of revenues	(6,558,648)	(7,414,132)	(1,042,262)	(25,202,584)	(22,535,593)	(3,168,004)
Gross profit	14,947,110	28,090,172	3,948,854	41,516,493	68,201,968	9,587,680

Sales and marketing expenses	(10,050,611)	(14,048,820)	(1,974,952)	(33,435,891)	(36,611,335)	(5,146,740)
General and administrative expenses	(334,806)	(906,573)	(127,444)	(1,120,812)	(2,324,408)	(326,760)
Research and development expenses	(2,422,421)	(2,698,166)	(379,302)	(6,969,995)	(7,978,039)	(1,121,534)
Total operating expenses	(12,807,838)	(17,653,559)	(2,481,698)	(41,526,698)	(46,913,782)	(6,595,034)

Operating profit/ (loss)	2,139,272	10,436,613	1,467,156	(10,205)	21,288,186	2,992,646

Interest and investment income, net	631,913	1,092,150	153,532	2,147,019	2,645,402	371,885
Interest expenses	(298,431)	(13,646)	(1,918)	(927,886)	(39,434)	(5,544)
Foreign exchange (loss)/ gain	(10,433)	53,374	7,503	23,645	(125,891)	(17,697)
Other (loss)/ income, net	(52,606)	546,528	76,829	541,169	2,052,533	288,540

Profit before income tax and share of results of equity investees	2,409,715	12,115,019	1,703,102	1,773,742	25,820,796	3,629,830
Share of results of equity investees	85,011	10,732	1,509	230,148	(76,377)	(10,737)
Income tax expenses	(854,766)	(1,537,177)	(216,093)	(854,766)	(3,660,054)	(514,522)
Net income	1,639,960	10,588,574	1,488,518	1,149,124	22,084,365	3,104,571

PDD

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income	1,639,960	10,588,574	1,488,518	1,149,124	22,084,365	3,104,571
Net income attributable to ordinary shareholders	1,639,960	10,588,574	1,488,518	1,149,124	22,084,365	3,104,571

Earnings per ordinary share:
-Basic	0.33	2.10	0.29	0.23	4.38	0.62
-Diluted	0.29	1.84	0.26	0.20	3.86	0.54

Earnings per ADS (4 ordinary shares equals 1 ADS ):
-Basic	1.31	8.38	1.18	0.92	17.52	2.46
-Diluted	1.15	7.34	1.03	0.80	15.43	2.17

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	5,021,164	5,051,256	5,051,256	5,006,285	5,043,522	5,043,522
-Diluted	5,703,986	5,776,165	5,776,165	5,715,932	5,733,453	5,733,453

PDD

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	17,946,496	28,425,645	3,996,014	50,138,401	71,756,721	10,087,399
- Transaction services	3,477,147	7,022,252	987,173	9,416,260	18,829,866	2,647,061
- Merchandise sales	82,115	56,407	7,929	7,164,416	150,974	21,224
Total	21,505,758	35,504,304	4,991,116	66,719,077	90,737,561	12,755,684

PDD

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	9,089	5,841	821	20,895	22,011	3,094
Sales and marketing expenses	384,704	608,462	85,536	1,067,727	1,623,126	228,175
General and administrative expenses	156,731	680,252	95,628	568,266	1,724,567	242,436
Research and development expenses	570,929	570,327	80,176	1,625,137	1,862,276	261,795
Total	1,121,453	1,864,882	262,161	3,282,025	5,231,980	735,500

PDD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash generated from operating activities	8,736,568	11,651,823	1,637,990	12,383,236	21,957,598	3,086,752
Net cash used in investing activities	(13,764,757)	(356,394)	(50,102)	(22,869,860)	(13,801,754)	(1,940,220)
Net cash generated from/ (used in) financing activities	146	258	36	(1,875,347)	569	80
Effect of exchange rate changes on cash, cash equivalents and restricted cash	22,160	250,227	35,176	(118,703)	209,551	29,458

(Decrease)/ increase in cash, cash equivalents and restricted cash	(5,005,883)	11,545,914	1,623,100	(12,480,674)	8,365,964	1,176,070
Cash, cash equivalents and restricted cash at beginning of period	67,368,845	62,864,021	8,837,284	74,843,636	66,043,971	9,284,314
Cash, cash equivalents and restricted cash at end of period	62,362,962	74,409,935	10,460,384	62,362,962	74,409,935	10,460,384

PDD

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended September 30,			For the nine months ended September 30,
	2021	2022		2021	2022
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating profit/ (loss)	2,139,272	10,436,613	1,467,156	(10,205)	21,288,186	2,992,646
Add: Share-based compensation	1,121,453	1,864,882	262,161	3,282,025	5,231,980	735,500
Non-GAAP operating profit	3,260,725	12,301,495	1,729,317	3,271,820	26,520,166	3,728,146

Net income attributable to ordinary shareholders	1,639,960	10,588,574	1,488,518	1,149,124	22,084,365	3,104,571
Add: Share-based compensation	1,121,453	1,864,882	262,161	3,282,025	5,231,980	735,500
Add: Interest expense related to convertible bonds’ amortization to face value and gain or loss on extinguishment, net	298,443	13,646	1,918	915,917	39,434	5,544
Add: Loss/ (gain) from fair value changes of long-term investments	90,300	(19,886)	(2,796)	38,064	68,173	9,584
Non-GAAP net income attributable to ordinary shareholders	3,150,156	12,447,216	1,749,801	5,385,130	27,423,952	3,855,199

Non-GAAP diluted weighted-average number of ordinary shares outstanding (in thousands)	5,767,207	5,776,165	5,776,165	5,789,157	5,733,453	5,733,453

Diluted earnings per ordinary share	0.29	1.84	0.26	0.20	3.86	0.54
Add: Non-GAAP adjustments to earnings per ordinary share	0.26	0.31	0.04	0.73	0.92	0.13
Non-GAAP diluted earnings per ordinary share	0.55	2.15	0.30	0.93	4.78	0.67
Non-GAAP diluted earnings per ADS	2.18	8.62	1.21	3.72	19.13	2.69